                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                  Wrestle-plex Sports Entertainment Group, Ltd.
                         -------------------------------
                           (Exact name of registrant as
                       specified in its corporate charter)


                                    333-70156
                               ------------------
                               Commission File No.



                Nevada                                 98-0228169
              ------------                             ------------------
      (State  of  Incorporation)                       (IRS  Employer
                                                       Identification  No.)



                          #314-837 West Hastings Street
                   Vancouver, British Columbia, Canada V6C 1B6
        ----------------------------------------------------------------
                    (Address of principal executive offices)


                                 (604) 633-1490
                              ---------------------
                           (Issuer's telephone number)

                  WRESTLE-PLEX SPORTS ENTERTAINMENT GROUP, LTD.
                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

This Information Statement is being delivered on or about January 27, 2003 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of Wrestle-plex Sports Entertainment Group, Ltd., a Nevada corporation ("Wrestle-plex" or the "Company"). On December 3, 2002, the Company, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Cirmaker Industry Co., Ltd. a company organized under the company law of the Republic of China ("Cirmaker"). The Purchase Agreement anticipates that the Company will purchase at least 80% and may purchase up to 100% of the issued and outstanding capital shares of Cirmaker. As a condition to the closing under the Purchase Agreement, the Company's current Board of Directors (the "Current Board") will appoint Bill Liao, Hong Juin Chang and Shiu-Li Ku as members of the Company's Board of Directors, and then tender their respective resignations from the Board to be effective ten days after the delivery of this Information Statement. Following the effective date of the resignation of the members of the Current Board, Bill Liao, Hong Juin Chang and Shiu-Li Ku will constitute all of the members of the board of directors of the Company.

Bill Liao, Hong Juin Chang and Shiu-Li Ku will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  SHAREHOLDERS

1.     Voting  Securities  of  the  Company

On January 27, 2003, there were 15,008,000 shares of the Company's common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

                                       2

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2.     Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The following table sets forth, as of January 27, 2003, the beneficial ownership of our common stock by each of our officers and directors, by each person known by us to beneficially own more than 5% of our common stock and by our officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 15,008,000 shares of common stock issued and outstanding on January 27, 2003.


                Name and address       Number of Shares    Percentage of
Title of class  of beneficial owner    of Common Stock     Common  Stock

Common  Stock   Pete  Smith            10,000,000          66.6%
                #314-837 W. Hastings
                Vancouver, B.C.
                V6C 1B6

Common Stock   Fabio  Chiesa                    0             0%
               #314-837  W.  Hastings
               Vancouver,  B.C.
               V6C  1B6

Common Stock   Raymond John Demman              0             0%
               #314-837  W.  Hastings
               Vancouver,  B.C.
               V6C  1B6

Common  Stock  Directors and Officers as        0             0%
               A group (2  Persons)


3.     Changes  in  Control

On December 3, 2002, the Company and Cirmaker entered into the Stock Purchase Agreement, pursuant to which Wrestle-plex would acquire up to 100% of the outstanding shares of common stock of Cirmaker. Consideration for the acquisition is the exchange of Wrestle-plex common shares for Cirmaker shares on a share for share basis. At the present time over 15,000,000 Cirmaker shares have been tendered into escrow for exchange representing approximately 70% of all of the issued and outstanding stock of Cirmaker. The stock to be exchanged for the Cirmaker shares will be newly issued Wrestle-plex common shares. In the event 100% of the common shares of Cirmaker is tendered for exchange as other shares are transferred as contemplated at the present time, the former shareholders of Cirmaker will control approximately 86% of the issued and outstanding shares of the Company thereby transferring control of the Company to those shareholders. As a condition to the closing under the Purchase Agreement, the Current Board will appoint Bill Liao, Hong Juin Chang and Shiu-Li Ku to the Company's Board


                                       3

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of  Directors,  and  then  the  Current  Board and all officers will resign. The appointment of Bill Liao, Hong Juin Chang and Shiu-Li Ku and the resignation of the Current Board would be effective on the tenth (10th) day following the mailing of this Information Statement, or on or about January 28, 2003.

4.     Directors  and  Executive  Officers

The  Company  anticipates that on or about January 28, 2003, Fabio Chiesa and R.
J. Demman will each tender a letter of resignation to the Board to resign as directors of Wrestle-plex as contemplated by the Stock Purchase Agreement. Bill Liao, Hong Juin Chang and Shiu-Li Ku will be appointed as the directors of the Company upon these resignations.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:
Current  Executive  Officers  and  Directors:

Name                      Age         Position  with  Registrant

Fabio  Chiesa             34          President  and  Director

Raymond  John  Demman     38          Secretary/Treasurer  and  Director

Proposed  Executive  Officers  and  Directors:

Name                      Age         Proposed Position with Registrant

Bill Liao                 44          President, Secretary, Treasurer
                                      and Director

Hong  Juin  Chang         49          Director

Shiu-Li  Ku               32          Director

Set forth below is a brief description of the background and business experience of each of our existing and proposed executive officers and directors for the past five years.

Fabio Chiesa. From 1990 to the present, Mr. Chiesa has maintained full time employment as a fire fighter with the District of North Vancouver, B.C. From 1987 to the Present, Mr. Chiesa has independently contracted, on a part-time basis, as a professional wrestler with circuits throughout Western Canada.

Raymond  John  Demman

Mr. Demman has been employed by the Hard Rock Hotel and Casino in Las Vegas, Nevada since 1994. He is the director of casino marketing. During his employment with the Hard Rock Hotel and Casino and prior to becoming the director of casino marketing, he worked at various positions including supervisor of valet parking, VIP representative in casino marketing, casino host, executive casino host, and casino marketing manager. Mr. Demman is a graduate of the University of Nevada, Las Vegas.

Bill  Liao

Mr. Liao was born July 27, 1958. In 1977 he received his B.S. degree in mechanical engineering from Nan-Kai Institute of Technology. From 1977 through 1979 he attended the Chinese Air Force Academy in the jet fighter pilot program. From 1979 through 1984 he served as a pilot in the Chinese Air Force. He has been employed at Cirmaker Industries, Co., Ltd. since 1984 where he now serves as CEO. Since 2002 he has also studied in the MBA program at National Central University.

Hong  Juin  Chang

Ms. Chang was born September 20, 1953. She has an MBA from National Broadcast University. She has been employed at Cirmaker Industries, Co., Ltd. since 1984 where she now serves as President.

Shiu-Li  Ku

Mr. Ku was born August 30, 1970. He obtained a B.S. degree in Business Management from Wan Long Institute of Technology in 1995. He works for Cirmaker Industries, Co., Ltd. where he holds an upper management position.

Term  of  Office

The Directors are appointed for a one-year term to hold office until the next annual general meeting of shareholders or until removed from office in accordance with our bylaws. The officers are appointed by the board of directors and hold office until removed by the board.

5.     Legal  Proceedings  Involving  Directors  and  Executive  Officers

The Company is not aware of any legal proceedings in which Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

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6.     Certain  Relationships  And  Related  Transactions

Except as disclosed herein, none of the Company's directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all of the Company's outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

On June 30, 2000, we purchased from Mr. Pete Smith who is the majority shareholder of the Company and who on June 30, 2000 was the president of the Company, a professional wrestling ring, sound system, two Internet URL addresses, being "allstarwrestling.com", and "wrestle-plex.com", two logos, being "Wrestle-plex" and "All Star Wrestling" and a number of promotional materials that had been developed in contemplation of the Wrestle-plex and All Star Wrestling concepts over the last year. These latter items included a limited collection of promotional posters, autograph cards, advertising banners and T-shirts. We issued Mr. Smith 10,000,000 shares of common stock in exchange for the assets purchased.

7.     Compliance  with  Section  16(A)  Of  the Securities Exchange Act Of 1934

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during the most recent fiscal year:





                                      Number     Transactions  Known Failures
                                      Of late    Not Timely    To File a
Name and principal position           Reports    Reported      Required Form
---------------------------           -------    ------------  --------------
Fabio  Chiesa,  President               0            0              1

Raymond  John  Demman                   0            0              1

8.     Executive  Compensation

The following table sets forth certain information as to our officers and directors.

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                          Annual Compensation Table

                        Annual Compensation        Long Term Compensation
                    -------------------------      -----------------------
                                           Other                            All
                                           Annual                          Other
                                           Com-                             Com-
                                           pen-   Restricted                pen-
                  Fiscal                   sa-    Stock   Options/  LTIP    sa-
Name    Title     Year      Salary   Bonus tion   Awarded SARs(#) payouts($)tion
----    -----     --------- -------- ----- ------ ------- ------- --------- ----
Fabio   President
Chiesa  and       2000-2001  $0.00     0     0       0       0       0       0
        Director  2001-2002  $0.00     0     0       0       0       0       0

Raymond Secretary,
John    Treasurer 2000-2001  $0.00     0     0       0       0       0       0
Demman  And       2001-2002  $0.00     0     0       0       0       0       0
        Director

Stock  Option  Grants

We did not grant any stock options to the executive officers during the period ended July 31, 2002.



Dated:  January  28,  2003     Wrestle-plex  Sports  Entertainment  Group,  Ltd.

                               /s/ Fabio Chiesa
                               __________________________________
                               Fabio Chiesa
                               President


                                       7